Exhibit 21.1

FORTUNE VALLEY TREASURES, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiaries	Jurisdiction of Incorporation or Organization

DaXingHuaShang Investment Group Limited	Republic of Seychelles

DaXingHuaShang Investment（Hong Kong）Limited	Hong Kong

Qianhai DaXingHuaShang Investment（Shenzhen）Co. Ltd..	People’s Republic of China

Dongguan City France Vin Tout Ltd.. (through VIE Agreements)	People’s Republic of China